Filed by Microchip Technology Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Atmel Corporation

Commission File No. 000-19032

Filing Date: March 14, 2016

Susquehanna

Technology, Media and Telecom Conference

Eric Bjornholt, Vice President and CFO

©March 2016

Today’s Agenda

Microchip’s business characteristics

1.Consistent growth

2.Perennial market share gains

3.High margin business model

4.Shareholder friendly with consistently increasing

dividends and free cash flow

Microchip’s acquisition strategy has been a

success

Breaking out organic versus inorganic growth

Atmel acquisition

Opportunity for significant accretion as margins

expand towards updated business model

©March 2016

Annual Net Sales Growth



• 101 consecutive quarters of profitability!
MCU
Memory
Analog
Licensing
Other
$ Million
2500
2400
2300
2200
2100
2000
1900
1800
1700
1600
1500
1400
1300
1200
1100
1000
900
800
700
600
500
400
300
200
100
0
FY93 FY94 FY95 FY96 FY97 FY98 FY99 FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 RR

©March 2016

3

Total MCU (8/16/32)

Market Share%

%

10

9 8 7 6 5 4 3 2 1 0

CY94

CY95

CY96

CY97

CY98

CY99

CY00

CY01

CY02

CY03

CY04

CY05

CY06

CY07

CY08

CY09

CY10

CY11

CY12

CY13

CY14

©March 2016

AnalogYearlyRevenue (k$)

$700,000

$650,000

$600,000

$550,000

$500,000

$450,000

$400,000

$350,000

$300,000

$250,000

$200,000

$150,000

$100,000

$50,000

$0

FY02FY03FY04FY05FY06FY07FY08FY09FY10FY11FY12FY13FY14FY15RR

FY16

©March 2016

Gross Margin % (Non-GAAP*)



Higher Utilization
Richer Product Mix
64
62
60
58
56
54
52
50
48
46
44
42
40
(%)
Record
SST
Acquisition
Fab 4 Production start
Worldwide
Financial
Crisis
Business
Downturn
61.5% Long-term
GM goal
(pre-Atmel)
59% Long-term
GM goal
(post-Atmel)
Q1FY02
Q2FY02
Q3FY02
Q4FY02
Q1FY03
Q2FY03
Q3FY03
Q4FY03
Q1FY04
Q2FY04
Q3FY04
Q4FY04
Q1FY05
Q2FY05
Q3FY05
Q4FY05
Q1FY06
Q2FY06
Q3FY06
Q4FY06
Q1FY07
Q2FY07
Q3FY07
Q4FY07
Q1FY08
Q2FY08
Q3FY08
Q4FY08
Q1FY09
Q2FY09
Q3FY09
Q4FY09
Q1FY10
Q2FY10
Q3FY10
Q4FY10
Q1FY11
Q2FY11
Q3FY11
Q4FY11
Q1FY12
Q2FY12
Q3FY12
Q4FY12
Q1FY13
Q2FY13
Q3FY13
Q4FY13
Q1FY14
Q2FY14
Q3FY14
Q4FY14
Q1FY15
Q2FY15
Q3FY15
Q4FY15
Q1FY16
Q2FY16

*Excludes share-based compensation and acquisition-related expenses. A reconciliation of our GAAP to non-GAAAP results is available at www.microchip.com.

©March 2016
6

> $4B Returned To Shareholders



Total Dividend
Dividend per Share
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
Q1FY07
Q2FY07
Q3FY07
Q4FY07
Q1FY08
Q2FY08
Q3FY08
Q4FY08
Q1FY09
Q2FY09
Q3FY09
Q4FY09
Q1FY10
Q2FY10
Q3FY10
Q4FY10
Q1FY11
Q2FY11
Q3FY11
**Q4FY11
Q1FY12
Q2FY12
Q3FY12
Q4FY12
Q1FY13
Q2FY13
Q3FY13
Q4FY13
Q1FY14
Q2FY14
Q3FY14
Q4FY14
Q1FY15
Q2FY15
Q3FY15
Q4FY15
Q1FY16
Q2FY16
Q3FY16

~ $2.7B in dividends and ~$1.4B in share buy-backs!

©March 2016 7

Expanding Microchip Solutions Through Acquisitions


HI-TECH
Development Tools Compiler
Hampshire
Touch Screen Controllers
ADVANCED SILICON
Motor Drive Products
zero G
Low-Power Embedded Wi-Fi®
LSS
High-Speed ADCs
ROVING NETWORKS
Bluetooth® & Embedded Wi-Fi®
Novocell SEMICONDUCTOR
Non-volatile Memory IP
Supertex inc.
High-Voltage Analog & Mixed-Signal Products
MICREL
Analog & mixed-signal, timing, power management
2008
2009
2010
2011
2012
2013
2014
2015
R&E International
Security & Life Safety ASICs
SST
High-Density Flash & IP
MM
Assembly & Test Capacity Expansion
IDENT
3D Gesture Capture & Proximity Detect
SMSC
SUCCESS BY DESIGN
MOST®, USB & Ethernet Wireless Audio PC Controllers
EqcoLogic
Equalizer & Coaxial Transceiver Products
Bluetooth® Low Energy
ISSC
ISSC Technologies Corp.

©March 2016 8

6 Yr CAGR Comparison

of Net Sales*

Microchip Technology (Total) 17.3%

Microchip Technology (Organic) 8.3%

Linear Technology 8.1%

Analog Devices 8.1%

Semiconductor Industry 6.8%

Silicon Labs 6.5%

Maxim 5.1%

Freescale 4.1%

Texas Instruments 3.7%

Atmel - 0.6%

* See Explanatory Notes Slide

©March 2016

5 Yr CAGR Comparison

of Net Sales*

Microchip Technology (Total) 9.6%

Silicon Labs 5.5%

Analog Devices 3.4%

Semiconductor Industry 2.4%

Microchip Technology (Organic) 2.1%

Freescale 0.0%

Linear Technology -0.1%

Maxim -0.7%

Texas Instruments -1.4%

Atmel - 6.5%

* See Explanatory Notes Slide

©March 2016

Explanatory Notes

Non GAAP Financial Measures:

We are using non-GAAP net sales and non-GAAP diluted earnings per share which exclude the items noted below, as applicable, to permit additional analysis of our performance. Our non-GAAP adjustments, where applicable, include the effect of share-based compensation, expenses related to our acquisition activities (including intangible asset amortization, inventory valuation costs, severance costs, and legal and other general and administrative expenses associated with acquisitions), GAAP non recognition of revenue for inventory in the distribution channel at the acquisition dates for our acquisitions, non-cash interest expense on our convertible debentures, the related income tax implications of these items and non-recurring tax events.

We believe that our disclosure of non-GAAP net sales provides investors with useful information regarding the actual end market demand for our products.

Management believes these non-GAAP measures are useful to investors because they enhance the understanding of our historical financial performance and comparability between periods. Many of our investors have requested that we disclose this non-GAAP information because they believe it is useful in understanding our performance as it excludes non-cash and other charges that many investors feel may obscure our underlying operating results.

Management uses these non-GAAP measures to manage and assess the profitability of our business. Specifically, we do not consider such items when developing and monitoring our budgets and spending. Our determination of the above non-GAAP measures might not be the same as similarly titled measures used by other companies, and it should not be construed as a substitute for amounts determined in accordance with GAAP. There are limitations associated with using non-GAAP measures, including that they exclude financial information that some may consider important in evaluating our performance. Management compensates for this by presenting information on both a GAAP and non-GAAP basis for investors and providing reconciliations of the GAAP and non-GAAP results.

A reconciliation of Microchip’s GAAP to non-GAAP revenue and diluted earnings per share can be found on Microchip’s website at www.microchip.com

Explanation of Organic Net Sales, non-GAAP Earnings Per Share and Comparisons of Net Sales:

For purposes of separating Microchip’s organic revenue and earnings from revenue and earnings from acquisitions, Microchip takes the first full quarter of revenue and earnings from an acquired company following the date of acquisition as its baseline revenue and earnings. Any increases or decreases in revenue and earnings after the first full quarter are included as organic revenue and earnings.

Revenue for each of the companies listed is based on publicly available information from such companies for the periods ended December 31, 2015;

Semiconductor Industry revenue CAGR:

The information presented for the semiconductor industry CAGR is from www.semiconductor.org.

©March 2016

Cautionary Statement:

Statements about the expected timing, financial impact and effects of the proposed transaction, and other statements in this presentation that are not historical facts, are forward-looking statements made pursuant to the safe harbor provisions of the Private

Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially from such forward looking statements. Such risks and uncertainties include the actual timing of the closing of the acquisition, the satisfaction of the conditions to closing in the acquisition agreement, any termination of the acquisition agreement,

the effect of the acquisition on Microchip’s and Atmel’s existing relationships with customers, employees and vendors and on

Microchip’s and Atmel’s respective operating results and businesses; general economic, industry or political conditions in th e U.S.

or internationally; and the risks described from time to time in SEC reports including filings on Forms 10-K, 10-Q and 8-K. You can obtain copies of applicable Forms 10-K, 10-Q and 8-K and other relevant documents for free at Microchip’s website

(www.microchip.com), at Atmel’s website (www.atmel.com) or the SEC’s website (www.sec.gov) or from commercial document retrieval services. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made. We do not undertake any obligation to publicly update any forward -looking statements to reflect events, circumstances or new information after the date hereof.

Additional Information and Where to Find It

Microchip will file a Registration Statement on Form S-4 that will include a proxy statement of Atmel in connection with the acquisition transaction. Investors and security holders are urged to read such document when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain free copies of such document

(when it becomes available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. Microchip, Atmel and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Atmel in connection with the acquisition transaction. Information regarding the special interests of these directors and executive officers in the transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Microchip is also included in Microchip’s proxy statement for its 2015 Annual Meeting of

Stockholders, which was filed with the SEC on July 10, 2015. Additional information regarding the directors and executive officers of Atmel is also included in Atmel’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SE C on

April 3, 2015. These documents are available free of charge at the SEC’s web site at www.sec.gov and as described above.

©March 2016

Atmel Overview

Synergistic Embedded Control franchise with attractive

broad-based product portfolio spanning Microcontroller,

Wireless, Touch, Automotive, Security and Memory

solutions

Diversified global customer base with over 80% of revenue

from Asia and Europe

Diversified channels with ~60% of revenue through

distribution

Tradition of technology leadership and innovation

CY2015 revenue of ~$1.17B as of 12/31/2015

47.5% non-GAAP gross margin; 12.0% non-GAAP operating margin

$155M cash and investments, net of debt, on the balance

sheet at 12/31/2015

Headquartered in San Jose, CA

Approximately 4700 employees worldwide

©March 2016

Strategically and Financially

Compelling Transaction

Creates a Microcontroller powerhouse with #3 market

share position worldwide

Creates a market leader in IoT by adding to

Microchip’s strong IoT solutions more products in

wireless including WiFi, Bluetooth, BLE and other RF

protocols

Expands Microchip’s portfolio of Automotive, Touch,

Memory and Security solutions

Drives further scale in manufacturing, customer reach

and sales channels

Adds a patent portfolio of over 2400 patents to

Microchip’s strong IP portfolio

Significant EPS accretion through growth and synergy

with over $200 million in synergies in fiscal year 2020

©March 2016

Highly Profitable Financial Model *

	Microchip	Atmel	Microchip + Atmel	Long Term Model
Revenue ($M)	$2,208	$1,046	$3,254	
Gross Margin (%)	57.9%	47.5%	54.6%	59%
R&D (%)	16.2%	19.5%	17.3%	14.5%
SG&A (%)	12.3%	18.4%	14.3%	11.5%
Op Income ($M)	$649	$100	$750	
Op Income (%)	29.4%	9.6%	23.0%	33%

* In millions, except percentages. All figures are non-GAAP and are based on preliminary results for the December 31, 2015 quarter contained in Microchip's press release dated January 19, 2016 and Atmel's press release dated January 13, 2016. Revenue and operating income dollars are based on preliminary December 2015 quarter results which were annualized by multiplying the December quarter numbers by four.

©March 2016 15

Synergy and Accretion

Expectations

Transaction is expected to be immediately accretive to our non GAAP earnings per share

Microchip expects to buyback all the shares issued in the transaction subject to market conditions, but will not buy back shares immediately,

based on investor concerns on leverage

Short term: Targeting 20% growth in non-GAAP EPS from FY16 to FY17 with accretion from Micrel and Atmel.

Atmel adds ~25 cents in FY 2017 (Assuming May 2016 close and no stock buyback)

Long term: 3rd year after close (FY2019), we expect:

$170M in synergy from cost savings and revenue growth

Atmel to contribute ~90 cents/share of non GAAP EPS

Targeting consolidated Microchip non GAAP EPS of $4.25/share

Represents non GAAP EPS growth of over 17% per year for Microchip over the next 3 years.

Full synergy of over $200M in the 4th year (FY 2020)

Extends Microchip’s record of organic as well as acquisition driven revenue and non GAAP EPS growth

©March 2016

Transaction Summary

And Financing

Transaction value of $3.56B representing $8.15/share

$3.4B net of Atmel’s cash, investments and debt at 12/31/2015

Atmel stockholders will receive $7.00/share in cash and $1.15/share in Microchip stock

Transaction is being funded through a combination of:

Approximately $2.175B of cash from our balance sheet

Approximately $786M cash from our existing line of credit

Approximately $485M in Microchip stock

The $114M difference in the funding amounts and the transaction value represents the assumed value of employee equity awards

Blended cost of capital ~ 1.8% per annum

Pro forma Gross Debt/EBITDA leverage well below line of credit covenants:

Senior leverage = 2.2 (covenant 3.0) before synergy

Total leverage = 4 (covenant 5.0) before synergy

Synergy and paying down debt with profits will decrease leverage further

Expect transaction to close in CQ2 2016, subject to customary closing conditions, and stockholder as well as regulatory approvals

©March 2016

Microchip’s Projected Net

Debt/EBITDA Ratio*

With Stock Buyback

5.0

4.5

4.0

3.5

3.0

2.5

2.0

1.5

1.0

0.5

0.0

At transaction close End of FY17 End of FY18End of FY19

Total Net Debt/EBITDA Senior Net Debt/EBITDA

*Includes projected cash and investments on Microchip’s balance sheet and assumes stock issued in Atmel transaction is repurchased immediately

©March 2016

Microchip’s Projected Net

Debt/EBITDA Ratio*

Without Stock Buyback

5.0

4.5

4.0

3.5

3.0

2.5

2.0

1.5

1.0

0.5

0.0

At transaction close

End of FY17

End of FY18

End of FY19

Total Net Debt/EBITDA

Senior Net Debt/EBITDA

*Includes projected cash and investments on Microchip’s balance sheet and assumes stock issued in Atmel transaction is not repurchased

©March 2016

Microchip Vision and

Growth Strategy

Our Vision

Be The Very Best Embedded Control

Solutions Company Ever

Our Strategy

Enable the growing market for Smart, Connected

and Secure solutions for Automotive, Industrial,

Office Automation, Consumer and Telecom

markets

Be a powerhouse solutions provider for the

emerging Internet of Things (IoT) market

©March 2016

Summary

Atmel acquisition is a strong strategic fit

aligned with our vision and strategy

Adds operational and customer scale in a

consolidating industry

Creates significant stockholder value from

strong non GAAP EPS accretion

Atmel acquisition is the next step in

Microchip’s track record of successful M&A

A Compelling Transaction!

©March 2016

MCHP Financial Information

Consolidated

Actual Guidance

Q4FY16Long-Term

Actual GuidanceModel With

Dec. 31, 2015 Mar. 31, 2016Atmel

Net Sales

($MM Non-GAAP) $552.0 $552.0 – 568.5

Gross Margin* 57.9% 57.9%—58.1%~ 59%

Operating Expenses*

(% of Sales) 28.4% 27.3%—27.9%~ 26%

Operating Profit 29.5% 30.0%—30.8%~ 33%

EPS (Non-GAAP**) $0.64 $0.65 – 0.69

EPS (GAAP) $0.28

* Excludes share-based compensation, acquisition related charges, non-recurring items and adoption of ASC Subtopic 470-20.

**A reconciliation of our GAAP to non-GAAAP results is available at www.microchip.com.

©March 2016

Thank You!